
June 3, 2024

Kenneth Jacobson
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, AZ 85034

> **Re: Avnet, Inc.**
> **Form 10-K for Fiscal Year Ended July 1, 2023**
> **File No. 001-04224**

Dear Kenneth Jacobson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services